FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 11 August 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                            International Power plc
                                ("the Company")

               Notification Of Share Transactions on behalf of a
                  Person Discharging Managerial Responsibility

This is to notify that on 10 August 2006 the company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the Person Discharging Managerial Responsibility named below.

Exercise of Options granted under the Company's Unapproved Executive Share Option Scheme at an Option Price of 62.32 pence per share. The date of the exercise of the option was 10 August 2006. The share disposal was undertaken at a price of 314.25 pence per share.

Name                 Number of            Number of shares          Other shares
                     Options              sold to meet              sold
                     Exercised            tax liabilities
                                          &exercise price

Gareth Griffiths     73,852               38,921                    33,079

At International Power plc, all persons discharging managerial responsibilities are required to hold shares in the Company which have a value of at least half of their annual basic salary.


Stephen Ramsay
Company Secretary
11 August 2006







                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary